NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

Via EDGAR

September 16, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ernest Greene
Anne McConnell

Re	:	Nature Wood Group Ltd (the “Company”)
Form 20-F for the fiscal year ended December 31, 2024
Filed May 1, 2025
File No. 001-41796

Dear Mr. Greene and Ms. McConnell:

We acknowledge receipt of the comment letter of the staff of Division of Corporation Finance (the “Staff”) dated July 22, 2025, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2024 (the “Comment Letter”).

The Company is carefully considering the Staff’s comments and preparing a comprehensive response. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter by September 30, 2025.

We appreciate the Staff’s consideration of this request.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Hok Pan Se
Name:	Hok Pan Se
Title:	Director